Exhibit 99.20

Summary of Loan Agreement Entered into by and between BAK International (Tianjin) Limited (“the Company”) and Tianjin Branch, Shanghai Pudong Development Bank (the “Creditor”) Dated October 9, 2009

Main articles:

  Contract number: 77032009280036;

  Loan principal: RMB 10 million;

  Loan Term: from October 9, 2009 to October 8, 2010;

  Interest rate: fixed at 5.31%;

    Interest accrued and settled per quarter, interest settlement day is the 20th day of the last month in each quarter;

    Penalty interest rate for delayed repayment is 7.965%;

    Penalty interest rate for embezzlement of loan proceeds is 10.62%;

  Purpose of the loan is to provide working capital for the Company;

  Advanced repayment of loan needs to be approved by the Creditor;

  If any of the following occurs, the Creditor is entitled to demand prepayment of loan principal and interest before maturity and cancel all loans unprovided:

    The Company provides untrue declaration or breaks promise;

    The Company breaks other agreements with respect to its obligation;

  Breach of contract penalties: release loan agreement, demand prepayment of loan principal and interest before maturity; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation; any other measures the Creditor believes necessary and possible, etc.

Headlines of the articles omitted

  Loan arrangement

  Interest clearing of the loan

  Fee

  Payment of the loan

  Guarantee

  Declaration and undertaking of the Company

  Disputation settlement

  Validity

  Notice